Mail Stop 6010

September 7, 2006

Ronald D. Hunter
Chief Executive Officer and President
Standard Management Corporation
10689 North Pennsylvania
Indianapolis, Indiana 46280

Re: Standard Management Corporation
Preliminary Proxy Statement on Schedule 14A, Filed September 1, 2006
File No. 0-20882

Dear Mr. Hunter:

This is to advise you that we have limited our review of the above referenced proxy statement to only the issues identified below.

Schedule 14A

Proposal 1. Amendment of the Company's Amended and Restated . . . ," page 24

1.   Please indicate your current intentions or understandings to issue the additional authorized shares of common stock that will result if this proposal is approved by shareholders. If you have no current intentions or understandings to issue the additional authorized common stock other than as provide for in the document, please provide a statement to that fact.

                                                      *   *   *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Song P. Brandon at (202) 551-3621 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director